EXHIBIT 99.1

Huize Holding Limited Reports Third Quarter 2021 Unaudited Financial Results and Adjusts 2021 Revenue Guidance Upward

SHENZHEN, China, Dec. 01, 2021 (GLOBE NEWSWIRE) -- Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading digital insurance product and service platform for new generation consumers in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Highlights

  Gross Written Premiums (“GWP”) facilitated on our platform increased by 24.0% to RMB965.5 million (US$149.8 million), compared to RMB779.0 million in the third quarter of 2020. First-year premiums (“FYP”) accounted for RMB510.9 million, an increase of 42.7% year-over-year. GWP and FYP facilitated for the nine months ended September 30, 2021, amounted to RMB3.0 billion and RMB1.7 billion, representing year-over-year growth of 53.4% and 78.5% respectively.
  Operating revenue decreased by 9.6% to RMB315.1 million (US$48.9 million), from RMB348.5 million in the third quarter of 2020.
  The cumulative number of insurance clients served increased to approximately 7.3 million, and the cumulative number of insured clients reached approximately 61.4 million as of September 30, 2021.
  As of September 30, 2021, we cooperated with 102 insurer partners, including 62 life and health insurance companies, and 40 property & casualty insurance companies.

Mr. Cunjun Ma, Founder, and CEO of Huize commented, “We are very pleased to deliver a quarter of robust growth in both GWP and FYP of 24.0% and 42.7% year-over-year respectively amidst the current challenging macroeconomic and industry conditions in China. Benefiting from our omni-channel digital distribution platform and continued product co-development efforts with our insurer partners, we were able to drive significant growth in the savings insurance product segment during the quarter to offset the continued market weakness in protection insurance products due to depressed consumer confidence. As such, operating revenue rebounded from the seasonally weaker second quarter and increased by 44.1% quarter-on-quarter. Furthermore, the upward adjustment of our full-year 2021 revenue guidance illustrates our confidence in achieving solid growth again in the fourth quarter.”

“During the quarter, we continued to make progress in diversifying our product portfolio with an increase in contribution from long-term endowment life insurance and annuity products that we have co-developed with insurer partners. In terms of FYP facilitated, the contribution from saving products was 66.7% in the third quarter, increasing significantly as compared with 38.2% in the second quarter and showing a continuous growth trend since the first quarter of 2021. The average ticket size of savings products facilitated on our platform also increased from RMB25,156 in the second quarter to RMB35,087 in the third quarter.”

“We believe the new regulatory measures will bring about short-term headwinds to the industry but also opportunities for established players with a demonstrated track record of regulatory compliance, strong technology infrastructure, proven product innovation, and customer service capabilities. Since the beginning of the year, we have been implementing an upgrade of our business model to an open platform architecture to provide our users with more diversified and personalized products and services online and offline. Starting from the fourth quarter, we are also actively implementing a group-wide organizational optimization program to improve our cost structure and operating efficiencies.”

Third Quarter 2021 Financial Results

GWP and operating revenue

GWP facilitated was RMB965.5 million (US$149.8 million) in the third quarter of 2021, an increase of 24.0% from the same period of 2020. Of the total GWP facilitated in the third quarter of 2021, FYP accounted for RMB510.9 million (52.9% of total GWP), an increase of 42.7% year-over-year, and renewal premiums accounted for RMB454.6 million (47.1% of total GWP), an increase of 8.0% year-over-year.

Operating revenue was RMB315.1 million (US$48.9 million) in the third quarter of 2021, a decline of 9.6% from RMB348.5 million in the same period of 2020. The decrease in operating revenue was primarily due to a lower average brokerage commission rate as a result of an increase in FYP contribution from annuity insurance products.

Operating costs

Total operating costs were RMB233.0 million (US$36.2 million) in the third quarter of 2021, a decrease of 1.0% from RMB235.3 million in the same period of 2020, and in line with the decrease in operating revenues.

Operating expenses

Selling expenses were RMB83.4 million (US$12.9 million) in the third quarter of 2021, an increase of 44.0% from RMB57.9 million in the same period of 2020. This increase was primarily due to an increase in headcount, as well as an increase in advertising and marketing expenses, offset by a write-back in share-based compensation expenses.

General and administrative expenses were RMB47.2 million (US$7.3 million) in the third quarter of 2021, an increase of 54.8% from RMB30.5 million in the same period of 2020. This increase was primarily due to an increase in general and administrative staff headcount, offset by a write-back in share-based compensation expenses.

Research and development expenses were RMB29.8 million (US$4.6 million) in the third quarter of 2021, an increase of 159.1% from RMB11.5 million in the same period of 2020, primarily due to an increase in the number of R&D personnel.

Net loss and Non-GAAP net loss for the period

Net loss attributable to Huize for the third quarter of 2021 was RMB78.9 million (US$12.2 million), compared to a net profit of RMB14.7 million in the same period of 2020. Non-GAAP net loss attributable to Huize for the third quarter of 2021 was RMB86.6 million (US$13.4 million), compared to a non-GAAP net profit of RMB20.4 million in the third quarter of 2020. The net loss was primarily due to the increase in our fixed operating costs from expansion in overall headcount and our R&D investment in the platform’s technology stack.

Cash and cash equivalents

As of September 30, 2021, the outstanding balance of the Company’s cash and cash equivalents amounted to RMB391.8 million (US$60.8 million), compared to RMB404.6 million as of December 31, 2020.

Business Outlook

We expect total operating revenue for the full year of 2021 to be in the range of RMB1.9 billion to RMB2.0 billion, or approximately US$295 to US$310 million, an increase of approximately 56% to 64% year-over-year. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change as a result of various market uncertainties, including those related to the ongoing COVID-19 pandemic, both globally and in China.

Conference Call

The Company’s management team will hold a Direct Event conference call on Wednesday, December 1, 2021, at 7:00 A.M. Eastern Time (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Huize Holding Limited Third Quarter 2021 Earnings Conference Call
Conference ID:	#3222347
Registration Link:	http://apac.directeventreg.com/registration/event/3222347

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A replay of the conference call will be accessible through December 8, 2021, by dialing the following numbers:

International:	+61-2-8199-0299
Mainland China Toll-Free:	400-632-2162
United States Toll-Free:	+1-855-452-5696
Hong Kong, China Toll Free:	800-963-117

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at ir.huize.com.

About Huize Holding Limited

Huize Holding Limited is a leading digital insurance product and service platform serving new generation consumers and insurance carrier partners leveraging technology and data analytics. Targeting the younger generation, Huize is dedicated to serving its insurance clients for their life-long insurance needs. Leveraging its omni-channel digital distribution platform, Huize offers a wide variety of insurance products with a focus on long-term life and health insurance products and empowers its insurer partners to reach a large fragmented client base in the insurance retail market efficiently and enhance their insurance sales. Huize provides insurance clients with digitalized insurance experience and services, including suitable product recommendations, consulting service, intelligent underwriting, and assistance in claim application and settlement, which significantly improve transaction experience.

For more information, please visit http://ir.huize.com.

Use of Non-GAAP Financial Measure Statement

In evaluating our business, we consider and use non-GAAP net profit/(loss) as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP net profit/(loss) as net profit/(loss) excluding share-based compensation expenses and interest on convertible bond. Such adjustments have no impact on income tax because either the non-GAAP adjustments were recorded at entities located in tax-free jurisdictions, such as the Cayman Islands, or because the non-GAAP adjustments were recorded at operating entities located in the PRC for which the non-GAAP adjustments were not deductible for tax purposes.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net profit/(loss) enables our management to assess our operating results without considering the impact of share-based compensation expenses and the interest on convertible bond. We also believe that the use of this non-GAAP financial measure facilitates investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit/(loss) is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP financial measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

The non-GAAP financial measure should not be considered in isolation or construed as an alternative to net profit/(loss) or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measure, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.4434 to US$1.00, the exchange rate on September 30, 2021, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huize’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, business outlook and quotations from management in this announcement, contain forward-looking statements. Huize may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huize’s goal and strategies; Huize’s expansion plans; Huize’s future business development, financial condition and results of operations; Huize’s expectation regarding the demand for, and market acceptance of, its online insurance products; Huize’s expectations regarding its relationship with insurer partners and insurance clients and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in Huize’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huize does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations
investor@huize.com

Media Relations
mediacenter@huize.com

Christensen

In China
Ms. Constance Zhang
Phone: +86 138-1645-1798
E-mail: czhang@christensenir.com

In U.S.
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

Huize Holding Limited
Unaudited Consolidated Balance Sheets
(all amounts in thousands, except for share and per share data)

	As of December 31	As of September 30
	2020	2021
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	404,618	391,847	60,814
Restricted cash	324,330	149,835	23,254
Contract Assets	216	1,111	172
Accounts receivables, net of allowance for impairment	232,589	159,514	24,756
Insurance premium receivables	1,974	1,049	163
Amounts due from related parties	251	225	35
Prepaid expense and other receivables	44,377	67,714	10,510
Investments accounted for at fair value	-	1,125	175
Total current assets	1,008,355	772,420	119,879

Non-current assets
Property, plant and equipment, net	10,251	44,983	6,981
Intangible assets, net	2,030	13,431	2,084
Deferred tax assets	605	605	94
Investments accounted for at fair value	-	4,500	698
Long-term investments	46,084	58,580	9,091
Operating lease right-of-use assets	267,352	255,766	39,694
Goodwill	461	785	122
Other assets	838	4,201	652
Total non-current assets	327,621	382,851	59,416
Total assets	1,335,976	1,155,271	179,295

Current liabilities
Short-term borrowings	31,540	161,930	25,131
Accounts payable	227,532	203,466	31,577
Insurance premium payables	187,219	45,098	6,999
Other payables and accrued expenses	31,153	45,077	6,996
Payroll and welfare payable	63,919	66,083	10,256
Income taxes payable	2,440	2,440	379
Operating lease liabilities	12,763	15,413	2,391
Amount due to related parties	-	393	61
Total current liabilities	556,566	539,900	83,790
	-
Non-current liabilities
Long-term borrowings	53,860	20,000	3,104
Deferred tax liabilities	605	605	94
Operating lease liabilities	252,106	255,177	39,603
Payroll and welfare payable	4,156	370	57
Total non-current liabilities	310,727	276,152	42,858
Total liabilities	867,293	816,052	126,648

Shareholders’ equity
Class A common shares	62	62	10
Class B common shares	10	10	2
Treasury stock	(2,063)	(9,545)	(1,481)
Additional paid-in capital	884,920	894,291	138,792
Accumulated other comprehensive income	(21,972)	(25,761)	(3,998)
Accumulated deficit	(392,274)	(519,838)	(80,678)
Total shareholders’ equity	468,683	339,219	52,647
Total liabilities and shareholders’ equity	1,335,976	1,155,271	179,295

Huize Holding Limited
Unaudited Consolidated Statements of Comprehensive Income
(all amounts in thousands, except for share and per share data)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2020	2021		2020	2021
	RMB	RMB	USD	RMB	RMB	USD
Operating revenue
Brokerage income	346,773	312,652	48,523	828,639	1,262,550	195,945
Other income	1,677	2,429	377	3,509	6,133	952
Total operating revenue	348,450	315,081	48,900	832,148	1,268,683	196,897
Operating costs and expenses
Cost of revenue	(234,658)	(232,871)	(36,141)	(522,303)	(941,536)	(146,124)
Other cost	(649)	(173)	(27)	(2,184)	(1,362)	(211)
Total operating costs	(235,307)	(233,044)	(36,168)	(524,487)	(942,898)	(146,335)
Selling expenses	(57,857)	(83,396)	(12,943)	(158,929)	(238,225)	(36,972)
General and administrative expenses	(30,475)	(47,172)	(7,321)	(112,938)	(141,632)	(21,981)
Research and development expenses	(11,478)	(29,831)	(4,630)	(33,292)	(74,406)	(11,548)
Total operating costs and expenses	(335,117)	(393,443)	(61,062)	(829,646)	(1,397,161)	(216,836)
Operating income/(loss)	13,333	(78,362)	(12,162)	2,502	(128,478)	(19,939)

Other income/(expenses)
Interest expenses	(193)	(759)	(118)	(812)	(1,636)	(254)
Unrealized exchange gain/(loss)	-	(8)	(1)	(38)	(19)	(3)
Investment income/(loss)	137	(3,788)	(588)	137	(4,029)	(625)
Others, net	3,278	3,852	598	9,261	7,892	1,224
Profit before income tax, and share of income/(loss) of equity method investee	16,555	(79,065)	(12,271)	11,050	(126,270)	(19,597)
Income tax expense	(1,794)	-	-	(2,613)	-	-
Share of income/(loss) of equity method investee	(67)	157	24	232	(1,294)	(201)

Net profit/(loss)	14,694	(78,908)	(12,247)	8,669	(127,564)	(19,798)

Net profit/(loss) attributable to Huize Holding Limited	14,694	(78,908)	(12,247)	8,669	(127,564)	(19,798)
Redeemable preferred shares redemption value accretion	-	-	-	(4,274)	-	-
Allocation to redeemable preferred shares	-	-	-	1,074	-	-
Net loss attributable to common shareholders	14,694	(78,908)	(12,247)	5,469	(127,564)	(19,798)

Net profit/(loss)	14,694	(78,908)	(12,247)	8,669	(127,564)	(19,798)
Foreign currency translation adjustment, net of tax	(13,117)	(319)	(50)	(9,622)	(3,789)	(588)
Comprehensive income/(loss)	1,577	(79,227)	(12,297)	(953)	(131,353)	(20,386)

Comprehensive income/(loss) attributable to Huize Holding Limited	1,577	(79,227)	(12,297)	(953)	(131,353)	(20,386)

Weighted average number of common shares used in computing net profit/(loss) per share
Basic	1,021,608,313	1,021,266,572	158,498,087	904,708,668	1,021,803,029	1,021,803,029
Diluted	1,029,852,116	1,021,266,572	158,498,087	904,708,668	1,021,803,029	1,021,803,029
Net income/(loss) per share attributable to common shareholders
Basic and diluted	0.01	(0.08)	-	(0.01)	(0.12)	(0.02)

Huize Holding Limited
Unaudited Reconciliations of GAAP and Non-GAAP Results
(all amounts in thousands, except for share and per share data)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2020	2021		2020	2021
	RMB	RMB	USD	RMB	RMB	USD
Net profit/(loss)	14,694	(78,908)	(12,247)	8,669	(127,564)	(19,798)
Share-based compensation expenses	5,719	(7,677)	(1,191)	48,045	(3,569)	(554)
Non-GAAP net profit/(loss)	20,413	(86,585)	(13,438)	56,714	(131,133)	(20,352)